ArcelorMittal announces restoration of 25% free float in China Oriental

Luxembourg, 2 May 2008 - ArcelorMittal has today announced a series of measures which will restore a 25% free float in China Oriental Group Company ("China Oriental") in compliance with the listing rules of the Hong Kong Stock Exchange ("HKSE").

At the time of the close of its tender offer on 4 February 2008 ArcelorMittal had reached a 47% shareholding in China Oriental. Given the 45.4% shareholding by the founding shareholders, this left a free float of 7.6% against a minimum HKSE listing requirement of 25%.

The measures to restore the minimum free float have been achieved by means of sale of 17.4% stake to ING Bank and Deutsche Bank together with a put option agreements entered into with both banks. As a result of the measures announced today ArcelorMittal's shareholding has been reduced back to 29.6%.

Further details are available at: http://www.hkex.com.hk/

About ArcelorMittal

ArcelorMittal is the world's largest and most global steel company, with 310,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 28 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key financials for 2007 show revenues of USD 105.2 billion, with a crude steel production of 116 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

Contact information ArcelorMittal Investor Relations
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Contact information ArcelorMittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
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